                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                 Michael B. Edwards
Baldwin & Lyons, Inc.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                   Assistant Vice President

1099 North Meridian Street
Indianapolis, IN 46204
(317) 636-9800

June 28, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Baldwin & Lyons, Inc.
         Form 10-K for the fiscal year ended December 31, 2012
                                                     Filed March 8, 2013
                                                     File No. 000-05534

Dear Mr. Rosenberg:

Thank you for your letter dated June 24, 2013 in connection with your review of the above captioned filing. We intend to fully respond to your comment letter.

Our CFO and I are traveling during the next week to ten days and will be engaged in quarter end during the first two weeks of July.  Accordingly, we respectfully request additional time to respond.  We anticipate our response will be filed no later than July 22, 2013.

The undersigned acknowledges that:
•	the Company is responsible for the adequacy of the disclosures in its filings.
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Regards,

/s/ Michael B. Edwards
Michael B. Edwards
Assistant Vice President